TCTM Kids IT Education Inc.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102

People’s Republic of China

February 18, 2025

VIA EDGAR

Mr. Tony Watson

Mr. Joel Parker

Ms. Rebekah Reed

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCTM Kids IT Education Inc. (the “Company”)
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023
Filed on April 19, 2024
File No. 001-36363

Dear Mr. Watson, Mr. Parker, Ms. Reed, and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated February 4, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 19, 2024 (the “2023 Form 20-F”) and the Company’s response letter submitted on September 30, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Annual Report on Form 20-F filed on April 19, 2024

Item 3. Key Information, page 3

1.	We note your response to prior comment 3. Please further revise your statement regarding the availability of cash or assets in your business here and in the summary risk factors, risk factors, and Operating and Financial Review and Prospects sections to reflect that to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In this regard, we note that you have a Hong Kong intermediate holding company in your organizational structure.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 6:

Cash and Asset Flows through Our Organization

TCTM is a holding company with no operations of its own. We conduct our operations in mainland China primarily through our subsidiaries and the variable interest entities in mainland China. As a result, although other means are available for us to obtain financing at the holding company level, TCTM’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our subsidiaries in mainland China and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TCTM. In addition, to the extent cash or assets in our business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restrictions could have a material and adverse effect on our ability to conduct our business.” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” In addition, our subsidiaries in mainland China are permitted to pay dividends to TCTM only out of their retained earnings, if any, as determined in accordance with accounting standards and regulations of mainland China. Further, our subsidiaries and the variable interest entities in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Page 15:

Risks Related to Our Corporate Structure

[...]

•	We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business. For more details, see “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.”

Page 34:

We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction ~~limitation on the ability of our subsidiaries in mainland China to make payments to us~~ could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, to the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). Also see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Holding Company Structure.”

[...]

Page 97:

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and the variable interest entities in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries and service fees paid by the variable interest entities in mainland China. If our wholly owned subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and there is no assurance the PRC government will not intervene in or impose restrictions on the ability of us, our subsidiaries, and the consolidated variable interest entities to transfer cash (or assets). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our subsidiaries in mainland China to fund any cash and financing requirements we may have. To the extent cash or assets in the business is in ~~the PRC~~ mainland China or Hong Kong or a ~~PRC~~ mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of ~~PRC~~ mainland China or Hong Kong as we, our subsidiaries, and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their cash or assets offshore, and any such restriction could have a material and adverse effect on our ability to conduct our business.” In addition, our mainland China subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

2.	We note your response to prior comment 5 and reissue in part. Acknowledge in the summary risk factors that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2023 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response:

Page 15:

Risks Related to Doing Business in China

[...]

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government ~~may~~ to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers~~, which~~ could ~~result in a material change in our operations and/or the value of our securities~~ significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, any actions by the Chinese government ~~may~~ to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers~~, which~~ could ~~result in a material change in our operations and/or the value of our securities~~ significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

Page 36:

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs. In addition, ~~the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.~~ any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

*            *            *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10 6213 5687 or tangxl@tctm.cn or the Company’s U.S. counsel, Yilin Xu of Cooley LLP at +86 10 8540 0695 or yilin.xu@cooley.com.

Very truly yours,

/s/ Xiaolan Tang
Xiaolan Tang
Chief Executive Officer

Enclosures